

Mail Stop 3561

February 10, 2009

Mr. Avraham Dan
Managing Director
ICTS International N.V.
Biesbosch 225
JC Amstelveen, The Netherlands

    **Re:**      **ICTS International N.V.**
                **Item 4.01 Form 6-K**
                **Filed January 8, 2009**
                **File No. 000-28542**

Dear Mr. Dan:

      We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 6-K Filed January 8, 2009

1.     Please clarify your disclosure in the first paragraph to state that you engaged MHM Mahoney Cohen CPAs and the date of engagement. Refer to Item 304(a)(2) of Regulation S-K.

2.     It appears that MHM Mahoney Cohen is not registered with the Public Company Accounting Oversight Board ("PCAOB") nor has a pending application for registration with the PCAOB. Section 102 of the Sarbanes-Oxley Act of 2002 prohibits accounting firms that are not registered with the PCAOB from preparing or issuing, or participating in the preparation or issuance of, audit reports with respect to any issuer. Please advise.

3.      Please note that you are required to file an updated letter from Mahoney
        Cohen & Company, CPA, P.C. stating whether the firm agrees with the
        statements made in an amendment filed in response to our comments and, if
        not, stating the respects in which the firm does not agree as an exhibit within
        two business days of its receipt or 10 business days after filing the
        amendment.  Please acknowledge this obligation.  Refer to Items 304(a)(3)
        and 601(b)(16) of Regulation S-K.


        As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will respond.  You may wish to provide us with
marked copies of the amendment to expedite our review.  Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any
requested information as an EDGAR correspondence file.  Detailed cover letters greatly
facilitate our review.  Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·    the company is responsible for the adequacy and accuracy of the disclosures in
        the filing;

   ·    staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   ·    the company may not assert this action as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United
        States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322.  In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,


Ta Tanisha Meadows
Staff Accountant